AB 6/10

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 6 2013
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Congress Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Long (617) 663-4343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

[redacted]

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13014603

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/10

OATH OR AFFIRMATION

I, Jeffrey Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Distributors LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN O'NEILL
Notary Public
Commonwealth of Massachusetts
My Commission Expires April 5, 2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

John Hancock Distributors LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2012

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
John Hancock Distributors LLC

We have audited the accompanying financial statements of John Hancock Distributors LLC (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Ernst & Young

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Distributors LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 27, 2013

John Hancock Distributors LLC

Statement of Financial Condition

December 31, 2012
(In thousands)

Assets	
Cash and cash equivalents	$ 20,919
Commissions and distribution fees receivable	1,227
Due from affiliated companies	1,956
Deferred selling commissions	1,892
Prepaid expenses	206
Total assets	$ 26,200
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 201
Cash overdraft	426
Commissions and distribution expenses payable	135
Distributions payable to John Hancock Life Insurance Company (U.S.A.)	8,061
Due to affiliated companies	6,902
Deferred income taxes	662
Total liabilities	16,387
Member's equity	9,813
Total liabilities and member's equity	$ 26,200

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Income

Year ended December 31, 2012
(In thousands)

Revenues	
Underwriting and distribution fees	$ 570,820
Fees earned pursuant to Rule 12b-1 distribution plans	166,494
Interest income	2
Total revenues	737,316
Expenses	
Selling commissions	250,385
Trail commissions	279,766
Distribution expenses	29,595
Service fees	23,750
Other selling, general and administrative expenses	5,535
Total expenses	589,031
Income before income tax expense	148,285
Income tax expense	(51,900)
Net income	$ 96,385

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Changes in Member's Equity

Year ended December 31, 2012
(In thousands)

Balance at January 1, 2012	$ 9,826
Net income	96,385
Distributions declared	(96,398)
Balance at December 31, 2012	$ 9,813

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Cash Flows

Year Ended December 31, 2012
(In thousands)

Operating activities	
Net income	$ 96,385
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of deferred selling commissions	719
Deferred income taxes	(31)
Change in operating assets and liabilities:	
Commissions and distribution fees receivable	(252)
Due to/from affiliated companies	223
Deferred selling commissions, excluding amortization	(631)
Prepaid expenses	(15)
Accounts payable and accrued expenses	77
Cash overdraft	(657)
Commissions and distribution expenses payable	111
Net cash provided by operating activities	95,929
Financing activity	
Distributions paid to JHUSA	(91,763)
Net cash used in financing activities	(91,763)
Net increase in cash and cash equivalents	4,166
Cash and cash equivalents at beginning of year	16,753
Cash and cash equivalents at end of year	$ 20,919
Supplemental cash flows disclosures:	
Income tax payments paid to parent company	$ (51,871)

See accompanying notes which are an integral part of these financial statements.

1. Organization and Description of Business

John Hancock Distributors LLC (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company was incorporated in the State of Delaware on August 1, 2001 and is a wholly-owned subsidiary of The John Hancock Life Insurance Company (U.S.A.) (JHUSA (formerly Manufacturers Life Insurance Company (U.S.A))), which is the only admitted member of the Company. The ultimate parent company is Manulife Financial Corporation (Manulife), a Canadian insurance company.

The Company is a member of the Securities Investor Protection Corporation (SIPC) through which customer accounts are protected in the event of the Company's insolvency up to $500,000, including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or affect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

The Company serves as a wholesale distributor and/or underwriter throughout the United States primarily for variable life insurance products and variable annuity products issued by JHUSA, John Hancock Life Insurance Company of New York (JHNY) and registered investment companies (the Funds) managed by The Berkeley Financial Group, LLC and Subsidiaries (the Berkeley Group).

The Berkeley Group is a wholly-owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries) which is in turn a wholly-owned subsidiary of JHUSA which is in turn a wholly-owned subsidiary of Manufacturers Investment Corporation (MIC) which in turn is a subsidiary of Manulife.

2. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues, expenses and disclosures. Such estimates primarily relate to unsettled transactions, deferred taxation, deferred selling commissions and other events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments, with an initial maturity of less than three months and investments in money market registered investment companies to be cash equivalents. Money market registered investment companies included in cash and cash equivalents are recorded at net asset value. At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for sales of the Funds' Class B-shares, which carry Contingent Deferred Sales Charges (CDSC). B-share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not exceeding six years. The amortization period is intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed.

Revenue Recognition

Underwriting and distribution fees are derived principally from the sale of variable life insurance products and the retail sale of variable annuity products issued by JHUSA, JHNY and the Funds managed by the Berkeley Group. This revenue is recorded during the period in which underwriting and distribution services are performed. Underwriting and distribution fees are collected monthly. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Interest income is recognized on an accrual basis.

Fair Value Measurements

Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements and Disclosures* established a three-tier hierarchy for measuring fair value and requires additional disclosure about the classification of fair value measurements.

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in three broad levels. Level 1 includes quoted prices in active markets for identical securities. Level 2 includes other significant observable inputs

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

(including quoted prices for similar securities, interest rates, prepayment speeds and credit risk). Level 3 includes significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of December 31, 2012 in valuing the Company's investments which are included in cash and cash equivalents.

Valuation Inputs	Investment in Cash and Cash Equivalents
	(In thousands)
Level 1	$ 20,919
Level 2	–
Level 3	–
Total	$ 20,919

Income Taxes

The operations of the Company are included with those of JHUSA in the filing of a consolidated Federal income tax return. The Company has computed its income tax provision on a separate-entity basis using the liability method in accordance with ASC 740-10, *Accounting for Income Taxes*.

3. Related Party Matters

Financial Statement Presentation

Certain amounts in the prior year financial statements have been reclassified to permit comparison with the current year amounts.

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses by JHUSA and Manulife and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated entity.

3. Related Party Matters (continued)

Rule 12b-1 Distribution Plans

The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. The Company also earns Rule 12b-1 distribution fees for distributing certain funds for John Hancock Funds, LLC (Funds, LLC), an affiliated company, which amounted to $21,441,000 for the year ended December 31, 2012. These fees are included in "Fees earned pursuant to Rule 12b-1 distribution plans" on the Statement of Income. In addition, the Company receives Rule 12b-1 fees for the distribution and servicing of mutual fund assets held in 401(K) Plan products issued by JHUSA, which amounted to $23,750,000 for the year ended December 31, 2012. The Company subcontracts the shareholder servicing for these assets to JHUSA. The Company paid fees of $23,750,000 to JHUSA for these services for the year ended December 31, 2012, which is included in "Service fees" on the Statement of Income.

Due from/to Affiliated Companies

Due from affiliated companies at December 31, 2012 in the amount of $1,956,000 included Rule 12b-1 fee commissions and other expenses paid by the Company on behalf of John Hancock Investment Management Services, LLC (JHIMS) and Funds, LLC.

Due to affiliated companies at December 31, 2012 in the amount of $6,902,000 included income taxes and transfer price expenses related to shared services paid on behalf of the Company by JHUSA.

Other Related-Party Matters

The Company receives underwriting and distribution fees and pays distribution expenses to JHUSA and JHNY for the sale of variable annuities, retirement plan services and variable life insurance products. The total amount of fees received and paid to related parties was $537,987,000 for the year ended December 31, 2012.

JHUSA and JHNY pay all selling and administrative costs and certain other expenses as mutually agreed upon and are reimbursed by the Company. Reimbursed amounts included in "Other selling, general and administrative expenses" on the Statement of Income totaled $5,206,000 for the year ended December 31, 2012.

For the year ended December 31, 2012, the Company paid distributions of $91,763,000 to JHUSA.

3. Related Party Matters (continued)

The Company paid approximately $51,871,000 in Federal taxes to JHUSA in 2012. The Company did not pay any state taxes to JHUSA in 2012.

Certain directors and officers of the Company are officers, directors and/or trustees of the Berkeley Group, JHUSA and Manulife.

4. Deferred Selling Commissions

The rollforward of deferred selling commissions as of December 31 is as follows:

	2012
	(In thousands)
Balance at January 1	$ 1,980
Additions	631
Amortization	(719)
Balance at December 31	$ 1,892

5. Income Taxes

Income tax expense attributable to operations was computed at the U.S. Federal statutory tax rates and is equal to the income tax expense recorded on the Statement of Income for the year ended December 31, 2012.

Significant components of income tax expense (benefit) are as follows:

	Year Ended December 31, 2012
	(In thousands)
Current:	
Federal	$ 51,931
Total current	51,931
Deferred:	
Federal	(31)
Total deferred	(31)
	$ 51,900

5. Income Taxes (continued)

Significant components of the Company's recognized gross deferred tax liabilities and assets are as follows as of December 31:

	2012
	(In thousands)
Deferred tax liabilities:	
Deferred selling commissions	$ 662
Net deferred tax liabilities	$ 662

As a result of the implementation of ASC 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company did not recognize any increase or decrease in its liability for unrecognized tax benefits.

The Company's common parent John Hancock Financial Corporation (formerly known as John Hancock Holdings Delaware LLC "JHHLLC") merged into Manulife Holdings Delaware LLC ("MHDLLC") resulting in a new combined group for 2010. The returns for the new combined group have not yet been examined.

For the legacy MHDLLC prior to 2010, the Internal Revenue Service (IRS) has completed and effectively settled its examination for the years 1997 through 2007. The Company has filed protests with the IRS Appeals Division for years 2006 and 2007 and the appeals process continues. The IRS has commenced examinations in 2011 for the 2008 and 2009 tax years.

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties expense in "Other selling, general and administrative expenses" in the Statement of Income. During the year ended December 31, 2012 the Company did not have any such interest expense.

6. Net Capital

Effective October 1, 2010, the Company received approval from the Financial Industry Regulatory Authority to adopt the alternative method of computing net capital.

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net

6. Net Capital (continued)

capital to fall below 120 percent of its minimum dollar requirements; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2012, the Company had net capital, as defined, of $4,776,000. The minimum net capital requirement at December 31, 2012 was $250,000.

7. Contingencies

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

8. Subsequent Events

The management of the Company has evaluated subsequent events through February 27, 2013, the date the financial statements were available to be issued, and determined that no events have occurred that require disclosure.

Supplementary Information

John Hancock Distributors LLC

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

	(In thousands)
Computation of Net Capital	
Total member's equity (from Statement of Financial Condition)	$ 9,813
Allowable credits:	
Deferred taxes	662
Total Capital and Allowable Credits	10,475
Nonallowable assets:	
Commissions and distribution fees receivable	1,227
Due from affiliated companies	1,956
Deferred selling commissions	1,892
Prepaid expenses	206
Total nonallowable assets	5,281
Net capital before haircuts on securities positions	5,194
Haircuts on securities:	
Investment in money market fund	418
Net capital	$ 4,776
Computation of Alternate Net Capital Requirement	
Minimum net capital required (2% of aggregate debit item pursuant to Rule 15c3-3)	$ –
Minimum dollar net capital requirement	$ 250
Net capital requirement (greater of above amounts)	$ 250
Excess net capital over requirement	$ 4,526

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form x-17a-5, Part II A filing as of December 31, 2012.

John Hancock Distributors LLC

Schedule II – Statement Regarding SEC Rule 15c3-3

December 31, 2012

The Company has claimed an exemption from Rule 15c3-3 (the Rule) under the provision of paragraph (k) (1) of the Rule at December 31, 2012.

Supplementary Report

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member of
John Hancock Distributors LLC

In planning and performing our audit of the financial statements of John Hancock Distributors LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ERNST & YOUNG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 27, 2013